February 27, 2007
Mr. Karl Hiller
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Parker Drilling Company (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 10, 2006
File No. 001-07573
Dear Mr. Hiller:
     The purpose of this letter is to respond to your comments dated February 16, 2007 with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005.
     The headings used herein are the same as those set forth in your letter. All page references in the responses below refer to the corresponding page in the Company’s Form 10-K for the fiscal year ended December 31, 2005.
Form 10-K for Fiscal Year Ended December 31, 2005
Financial Statements
Note 2-Disposition of Assets, page 53
Comment (a): That contrary to your disclosure stating that you determined “...the overall valuation of the U.S. Gulf of Mexico offshore group [including rig 14] was unchanged from that determined on June 30, 2003,” you actually recognized the additional $5.3 million impairment charge in first quarter of 2004 because you determined that your June 30, 2003 valuation for your Gulf of Mexico asset disposal group was too high.
Response: We did not believe that the valuation of the overall Gulf of Mexico group was too high. Rather, it was our original assessment of the allocation of fair value among the rigs in the Gulf of Mexico disposal group that was incorrect. Therefore, when rig 14 was

Mr. Karl Hiller
February 27, 2007

removed from the Gulf of Mexico asset disposal group, the carrying amount of the rest of the group exceeded the estimated fair value by $5.3 million, necessitating an impairment. This is supported by the fact previously stated in our reply dated January 22, 2007 that all but one of the rigs in the Gulf of Mexico asset group were sold in the third quarter of 2004 with no resultant gain or loss, and the final rig (rig 25) was sold in early January 2005, resulting in an additional $4 million impairment charge that was accrued in December 2004.
Comment (b): That contrary to your disclosure “The net book value of jackup rig 14 was $17.7 at March 31, 2004.” You had actually impaired the asset during the first quarter, upon receiving the insurance proceeds, thereby reducing the book value to zero.
Response: This sentence was meant to establish the net book value of jackup rig 14 prior to its impairment. We propose replacing that wording with the following revised wording in our 2006 10-K disclosure: “Prior to the accident, the net book value of jackup rig 14 was $17.7 million. In the first quarter of 2004, the Company recorded the impairment of the assets and insurance recovery in discontinued operations.”
Comment: However, if you had insurance coverage that clearly covered the loss, we would ordinarily expect that an insurance receivable in the amount of the loss, less any deductible, would also be recognized at that time, provided there was no dispute about coverage for the loss. Please advise us of the particular circumstances present in the third and fourth quarter of 2003 pertaining to your estimate of loss and expectations about insurance coverage. Tell us why you believe that adjusting your financial statements to recognize the $17.7 million loss in 2003 would not be necessary to comply with paragraph 8 of SFAS 5 and paragraph 3 of FIN 14, as suggested by paragraph 3 of FIN 30.
Response: Our insurance policy clearly supported “probable” recovery from insurance with no dispute; accordingly we were confident as of the third and fourth quarters of 2003 that any loss would be fully offset by insurance recoveries. With regard to “insurance receivable,” the Company did not write off the rig and record an insurance receivable because in the third and fourth quarters of 2003 we did not know the extent of the loss. Because the damage occurred offshore in the Gulf of Mexico, we were required to contract third parties to tow the damaged rig, find dock space, properly turn the rig upright without incurring further damage and inspect the rig structure and its components in order to assess the extent of the damage. There are several significant components that in some cases may be deemed salvageable or reparable, and must be tested to determine such. Until these assessments were completed in the first quarter of 2004, we did not know the extent of the damage, and accordingly, were unable to assess an amount to record as an insurance receivable and impairment. However, as previously stated, we were confident that any loss incurred would be fully offset by insurance recovery. Since this rig was already in discontinued operations, we had already ceased recording depreciation and had removed the rig from the active rig count.

Mr. Karl Hiller
February 27, 2007

With respect to FIN 30, paragraph 3, which states, “In some cases, a non-monetary asset may be destroyed or damaged in one accounting period, and the amount of monetary assets to be received is not determinable until a subsequent accounting period. In those cases, gain or loss shall be recognized in accordance with FASB Statement No. 5, Accounting for Contingencies.” We submit that we did comply with FASB Statement No. 5. As the amount of the loss was not determinable until the first quarter of 2004, FASB Statement No. 5 required disclosure of the accident at September 30, 2003 and December 31, 2003, which disclosure was made.
Comment: Tell us how you report the $17.7 million loss and related insurance recovery in your 2004 statements of operations and cash flows (specifically the reconciliation of net loss to operating cash flows), and explain why you did not find it meaningful or necessary to disclose the manner of presenting these amounts.
Response: We referred to SOP 96-1, “Environmental Remediation Liabilities” for guidance on the income statement display of environmental remediation costs and related recoveries (such as insurance recoveries). Paragraph 149 of that SOP states that “environmental remediation-related expenses should be reported as a component of operating income in income statements that classify items as operating or nonoperating. Credits arising from recoveries of environmental losses from other parties should be reflected in the same income statement line”. Therefore, the $17.7 million loss amount was reported in discontinued operations on the “Loss on disposition of assets, net of gains and impairments” line item in the discontinued operations footnote in Note 2, net of the related insurance recovery of $23 million in discontinued operations, which yielded a gain of $5.3 million.
The $17.7 million loss and related gain from insurance recovery did not have an effect on our cash flows from operations, as the loss and the gain from recovery were reported in the same period (the first quarter of 2004). The actual proceeds received from insurance recovery were reported in our statement of cash flows in the investing section as part of our line-item, “Proceeds from insurance claims.” In addition, this specific insurance recovery was separately disclosed in Note 2 to our consolidated financial statements. We would appreciate your earliest possible review of this letter in response to your comments. To expedite the conveyance of any additional comments, please feel to call me at (281) 406-2330.
Very truly yours,

W. Kirk Brassfield
Senior Vice President & CFO

cc:	Ms. Lily Dang
Securities and Exchange Commission